Exhibit 12.1
Forest City Enterprises, Inc.
Statement regarding the Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	October 31,	January 31,
	2006	2006	2005	2004	2003	2002

Earnings:
Earnings from continuing operations before income taxes and extraordinary gain (excluding equity in earnings of unconsolidated entities and minority interest)	$6,441	$64,771	$58,752	$44,050	$50,744	$110,629

Adjustments to earnings:
Interest incurred, net of capitalized interest	214,508	264,655	230,557	172,231	147,877	143,735
Amortization of loan procurement costs	8,260	10,048	10,557	7,535	6,301	5,205
Previously capitalized interest amortized into earnings	6,865	8,477	7,254	6,582	6,002	5,466
Cash distributions from unconsolidated entities	61,637	68,696	86,338	70,335	103,734	69,213
Portion of rents representative of interest factor	7,011	8,014	9,616	7,987	7,366	8,155

Earnings, as adjusted	$304,722	$424,661	$403,074	$308,720	$322,024	$342,403

Fixed charges:
Interest incurred, net of capitalized interest	214,508	264,655	230,557	172,231	147,877	143,735
Interest capitalized	67,167	66,172	42,143	32,941	30,212	31,716
Amortization of loan procurement costs	8,260	10,048	10,557	7,535	6,301	5,205
Portion of rents representative of interest factor	7,011	8,014	9,616	7,987	7,366	8,155

Total fixed charges	$296,946	$348,889	$292,873	$220,694	$191,756	$188,811

Ratio of earnings to fixed charges (a)	1.03	1.22	1.38	1.40	1.68	1.81

(a)	The Company has other earnings from operations, principally from depreciation and amortization, that are available to cover fixed charges.